List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 September 2009

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London
Announcement Company announces directorate change. (03 September 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (16 September 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (04 September 2009)
Announcement
Company notified of transactions in respect of the Diageo Senior Executive Share Option Plan, Performance Share Plan and Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein.
Ms Bruzelius informs the Company of her beneficial interests.
(17 September 2009)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (07 September 2009)	Announcement Company announces publication of prospectus. (21 September 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (08 September 2009)
Announcement
Messrs Fennel, Menezes and Walsh inform the Company of their beneficial interests.
Company released shares from treasury to satisfy grants made under employee share plans on 21 September 2009.
(22 September 2009)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (09 September 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (23 September 2009)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their interests therein.
Ms Mahlan, Dr Humer and Mr Stitzer inform the Company of their beneficial interests.
(10 September 2009)
Announcement Messrs Williams and Wright inform the Company of their beneficial interests. (30 September 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (14 September 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (30 September 2009)
Announcement Company announces that the Annual Report and Summary Review have been lodged with the UK Listing Authority. (14 September 2009)	Announcement Company announces total voting rights. (30 September 2009)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F       X                      Form 40-F _______

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

  Yes _______                                 No          X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 22 October 2009	By	/s/C Kynaston
	Name:	C Kynaston
	Title:	Senior Company Secretarial Assistant

Company	Diageo PLC
TIDM	DGE
Headline	Director Declaration
Released	10:01 03-Sep-2009
Number	90958-1FF2

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 9.6.13 OF THE LISTING RULES

Diageo plc (the 'Company') announces the following in respect of Ms B D Holden, who was appointed a Director of the Company with effect from 1 September 2009 (as announced on 27 August 2009):

a: in respect of Listing Rules paragraph 9.6.13 (1), Ms Holden is currently a director of Western Union Company. She was formerly a director of Kraft Foods, Inc and the Tribune Company.

b: in respect of Listing Rules paragraphs 9.6.13 (2) to (6), there are no such details to disclose.

P D Tunnacliffe

Company Secretary

03 September 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:29 04-Sep-2009
Number	91429-F144

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 2,460 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,251,948 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,667,161.

04 September 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:05 07-Sep-2009
Number	91405-CE31

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 4,037 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,247,911 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,671,198

07 September 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:52 08-Sep-2009
Number	91352-937A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 19,330 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,228,581 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,690,528.

08 September 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:14 09-Sep-2009
Number	91406-F2D6

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 4,221 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,224,360 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,694,749.

09 September 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:52 10-Sep-2009
Number	91550-625A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that:

 1. it received notification on 10 September 2009 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ('Ordinary     Shares') under the Diageo Share Incentive Plan (the 'Plan'), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 September 2009 under the Plan, by Diageo Share Ownership Trustees Limited (the 'Trustee'):

Name of Director	Number of Ordinary Shares

N C Rose	20

P S Walsh	20

(ii) the following 'Persons Discharging Managerial Responsibilities' ('PDMR') were allocated Ordinary Shares on 10 September 2009 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	19

S Fletcher	20

D Gosnell	20

J Grover	20

A Morgan	20

G Williams	20

I Wright	20

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ('Sharepurchase') and those awarded to the employee by the Company ('Sharematch') on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £9.58.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 10 September 2009 from Dr F B Humer, a director of the Company, that he had purchased 830 Ordinary Shares on 10 September 2009 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £9.58.

3. it received notification on 10 September 2009 from Mr H T Stitzer, a director of the Company, that he had purchased 104 Ordinary Shares on 10 September 2009 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £9.58.

4. it received notification on 18 August 2009 from Ms D Mahlan, a PDMR, that she holds 1,308.77 American Depositary Shares in the Company (`ADS')* in her 401 stock fund.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr F B Humer	16,102

N C Rose	453,957

H T Stitzer	7,026

P S Walsh	719,938

Name of PDMR	Number of Ordinary Shares

N Blazquez	43,360

S Fletcher	152,097

D Gosnell	59,551

J Grover	149,699

A Morgan	176,805

G Williams	243,975 (of which 5,992 are held as ADS*)

I Wright	30,172

Number of ADSs*

D Mahlan	3,526.48

P D Tunnacliffe

Company Secretary

10 September 2009

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:48 14-Sep-2009
Number	91347-2E4F

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 5,112 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,219,248 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,699,861.

14 September 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Report and Accounts
Released	15:51 14-Sep-2009
Number	91550-6319

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPH 9.6.1 OF

THE LISTING RULES

and

PARAGRAPH 6.1.2 OF THE DISCLOSURE AND TRANSPARENCY RULES

Diageo plc (the 'Company') announces that in accordance with paragraph 9.6.1 of the Listing Rules, two original copies of the Annual Report and Summary Review for the year ended 30 June 2009 have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility, together with the following documents:

* Notice of 2009 Annual General Meeting

* Form of Proxy/Letter of Direction/Electronic Communications card; and

* Corporate Citizenship Report 2009

Shareholder documents can be accessed on the Company's website, at www.diageo.com

The Company further announces that in accordance with paragraph 6.1.2 of the Disclosure and Transparency Rules, two copies of its Articles of Association showing the amendments to be proposed at the Company's forthcoming Annual General Meeting on 14 October 2009 have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility.

P D Tunnacliffe

Company Secretary

14 September 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:26 16-Sep-2009
Number	91325-0A50

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 3,209 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,216,039 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,703,070.

16 September 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:33 17-Sep-2009
Number	91531-A3B6

TO:      Regulatory Information Service

         PR Newswire

RE:      Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that:

1) the directors shown below were today granted the following options over the Company's ordinary shares of 28 101/108 pence ('Ordinary Shares') under the Company's Senior Executive Share Option Plan (the 'SESOP'), approved by shareholders on 15 October 2008:

Name of Director	No. of Ordinary Shares

N C Rose	265,099

P S Walsh	454,963

2) the Persons Discharging Managerial Responsibilities ('PDMR') shown below were today granted the following options over Ordinary Shares or American Depositary Shares ('ADS') under the SESOP:

Name of PDMR	No. of Ordinary Shares

R Anderson	86,659

N Blazquez	65,126

A Fennell	85,346

S Fletcher	116,859

G Ghostine	91,513

D Gosnell	69,327

J Grover	93,487

A Morgan	128,151

G Williams	105,042

I Wright	55,672

No. of ADS*

D Mahlan	20,790

I Menezes	57,916

R Millian	21,384

T Proctor	42,709

L Schwartz	22,770

Each option was granted at a price of £9.52 per Ordinary Share (or $63.13 per ADS) and is exercisable between 17 September 2012 and 16 September 2019, subject to the satisfaction of performance criteria.

3) the directors shown below today acquired an interest in Ordinary Shares in the form of awards under the Company's Performance Share Plan (the 'PSP'), approved by shareholders on 15 October 2008, as follows:

Name of Director	No. of Ordinary Shares

N C Rose	226,599

P S Walsh	486,111

4) the PDMRs shown below today acquired an interest in Ordinary Shares or ADSs in the form of awards under the PSP, as follows:

Name of PDMR	No. of Ordinary Shares

R Anderson	83,333

N Blazquez	52,188

A Fennell	82,070

S Fletcher	112,373

G Ghostine	88,001

D Gosnell	83,333

J Grover	89,898

A Morgan	123,232

G Williams	101,010

I Wright	44,612

No. of ADS*

D Mahlan	20,345

I Menezes	50,378

R Millian	20,926

T Proctor	37,151

L Schwartz	22,282

The performance period commenced on 1 July 2009 and, subject to the rules of the PSP and the satisfaction of performance conditions, the awards will vest in September 2012.

5) the directors and Persons Discharging Managerial Responsibilities ('PDMR') shown below, together with other eligible employees, were today awarded ordinary shares of 28 101/108 pence ('Ordinary Shares') under the Diageo Share
Incentive Plan (the 'SIP'), an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of Director	No. of Ordinary Shares

N C Rose	315

P S Walsh	315

Name of PDMR	No. of Ordinary Shares

R Anderson	315

N Blazquez	315

A Fennell	315

S Fletcher	315

D Gosnell	315

J Grover	315

A Morgan	315

G Williams	315

I Wright	315

The Ordinary Shares were awarded at no cost to Plan participants ('Freeshares'), to a value based on a percentage of the participant's salary on 30 June 2009 and the Company's profits for the financial year ended 30 June 2009, subject to a maximum per SIP participant of £3,000 in value per tax year. Freeshares are awarded annually and cannot normally be disposed of for a period of three years after the award date.

6) it received notification today from Ms Peggy Bruzelius, a director, that she had today purchased 5,000 Ordinary Shares, at a price per share of £9.75.

As a result of the above, the directors' and PDMRs' interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of Diageo group employee share trusts) are as follows:

Name of Director	No. of Ordinary Shares

P B Bruzelius	5,000

N C Rose	454,272

P S Walsh	720,253

Name of PDMR

R Anderson	45,199 (of which 9,584 are held in the form of ADS*)

N Blazquez	43,675

A Fennell	17,164

S Fletcher	152,412

G Ghostine	39,966 (of which 32,708 are held in the form of ADS*)

D Gosnell	59,866

J Grover	150,014

I Menezes	319,541 (of which 226,543 are held in the form of ADS*)

A Morgan	177,120

G Williams	244,290 (of which 5,992 are held in the form of ADS*)

I Wright	30,487

No. of ADS*

D Mahlan	3,526

R Millian	9,693

T Proctor	38,056

L Schwartz	4,135

*1 ADS is the equivalent of 4 Ordinary Shares.

P D Tunnacliffe

Company Secretary

17 September 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Publication of Prospectus
Released	07:00 21-Sep-2009
Number	3467Z07

RNS Number : 3467Z
Diageo PLC
18 September 2009

Publication of Prospectus

Diageo PLC
21 September 2009

Diageo plc today announces that, as part of its annual renewal of its European debt issuance facilities, the following prospectus was approved by the United Kingdom Listing Authority on 18 September 2009 and is available for viewing:

Programme for the Issuance of Debt Instruments of Diageo plc, as Issuer and Guarantor, Diageo Finance plc, as Issuer and Diageo Capital B.V., as Issuer.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3467Z_1-2009-9-18.pdf

For further information, please contact:

Nick Temperley 020 7927 4223  investor.relations@diageo.com
Investor Relations

The Debt Instruments covered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons (i) as part of their distribution at any time or (ii) otherwise until forty days after the completion of the distribution of the Tranche of Instruments of which such Instruments are a part, as determined and certified by the Dealer or Dealers named in the relevant prospectus, as the case may be, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meaning given to them by Regulation S.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:41 22-Sep-2009
Number	91440-FFCE

TO: Regulatory Information Service

PR Newswire

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules and Paragraph
12.6.4 of the Listing Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules and Paragraph 12.6.4 of the Listing Rules.

Diageo plc (the 'Company') announces that:

1) on 21 September 2009 it received the following notifications from the trustee of the Diageo No 2 Employees' Benefit Trust (the `Employee Benefit Trust') as detailed below. The Employee Benefit Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries.

a) Appleby Trust (Jersey) Limited, as trustee of the Employee Benefit Trust (the `Trustee'), had today, released 10,215 ordinary shares of 28 101/108 pence of the Company (Ordinary Shares') to Andrew Fennell, a Person Discharging Managerial Responsibility (`PDMR'), under the Diageo Incentive Plan (the `DIP'). The award was made on 20 September 2005. The balance of the award lapsed.

b) the Trustee had today sold 4,189 Ordinary Shares to meet the requirement to reimburse the Company for PAYE tax and National Insurance/social security liabilities on awards released under the DIP on behalf of Mr Fennell, a PDMR. Mr Fennell retains beneficial ownership of the balance of 6,026 Ordinary Shares.

2) on 21 September 2009 it received notification that Ivan Menezes, a PDMR, received 12,432 American Depositary Shares (`ADS') under the DIP. The award was made on 19 September 2006.

On 21 September 2009, Mr Menezes sold 5,291 ADSs to meet the requirement to reimburse the Company for PAYE tax and National Insurance/social security liabilities on awards released under the DIP. He subsequently sold 6,141 ADSs at a price per ADS of $63.482, and retains beneficial ownership of the balance of 1,000 ADSs.

3) on 22 September 2009 it received notification that Paul Walsh, a director, exercised an option on 22 September 2009 over 100,000 Ordinary Shares granted on 10 October 2003 at a price per share of £6.49 under the Company's Senior Executive Share Option Plan ('SESOP').

Mr Walsh subsequently sold 99,000 Ordinary Shares, on 22 September 2009, at a price per share of £9.853, and retains beneficial ownership of the balance of 1,000 Ordinary Shares.

As a result of the above release of awards the interests of these directors and PDMRs in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of PDMR	Number of Ordinary Shares

Andrew Fennell	23,190

Ivan Menezes	323,541 (230,543 held as ADSs*)

Name of director

Paul Walsh	721,253

3) the award made on 19 September 2006 under the Company's Long Term Incentive Plan (now called the Total Shareholder Return Plan) (the 'Plan'), approved by shareholders on 11 August 1998, had lapsed.

4) on 21 September 2009 it released from treasury 90,896 Ordinary Shares, to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,125,143 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,793,966.

*1 ADS is the equivalent of 4 Ordinary Shares.

P D Tunnacliffe

Company Secretary

22 September 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:30 23-Sep-2009
Number	91429-F764

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 17,864 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,107,279 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,811,830.

23 September 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:36 30-Sep-2009
Number	91034-742E

TO: Regulatory Information Service

PR Newswire

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that on 30 September 2009 it received notification:

1) that Gareth Williams, a person discharging managerial responsibility ('PDMR'), exercised an option on 23 September 2009 over 49,847 ordinary shares of 28 101/108 pence each ('Ordinary Share') granted on 11 October 2004 at a price per share of £7.07 under the Company's Senior Executive Share Option Plan ('SESOP').

Mr Williams subsequently sold 49,487 Ordinary Shares, on 23 September 2009, at a price per share of £9.80.

2) that Ian Wright, a PDMR, sold 7,500 Ordinary Shares at a price per share of £9.65.

As a result of the above transaction the interests of Mr Williams and Mr Wright's in the Company's Ordinary Shares and American Depositary Shares ('ADS') (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are:

Name of PDMR	No. of Ordinary Shares

Mr Williams	244,290 (of which 5,992 are held in the form of ADS*s)

Mr Wright	22,987

*1 ADS is the equivalent of 4 Ordinary Shares.

P D Tunnacliffe

Company Secretary

30 September 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:53 30-Sep-2009
Number	91152-A4AB

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 5,276 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,102,003 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,817,106.

30 September 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	11:54 30-Sep-2009
Number	91154-C2E7

TO:      Regulatory Information Service

         PR Newswire

RE:       Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the 'Company') would like to notify the market of the following:

The Company's issued capital consists of 2,753,919,109 ordinary shares of 28 101/108 pence each ('Ordinary Shares') with voting rights, which includes 254,102,003 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,499,817,106 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

30 September 2009

END